                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            WOMEN.COM NETWORKS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   978149102
                                 (Cusip Number)

                              JODIE W. KING, ESQ.
                             THE HEARST CORPORATION
                               959 EIGHTH AVENUE
                           NEW YORK, NEW YORK  10019
                                 (212) 649-2025

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                    COPY TO:

                             STEVEN A. HOBBS, ESQ.
                               ROGERS & WELLS LLP
                                200 PARK AVENUE
                              NEW YORK, NY  10166
                                 (212) 878-8000



                                OCTOBER 20, 1999
            (Date of event which requires filing of this statement)





[ ]      Check box if the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4).

[ ]      Check box if a fee is being paid with the statement.

----------------------                                                                 --------
CUSIP No. 978149102                         13D                                        Page   2

================================================================================================
 1.     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        HEARST COMMUNICATIONS, INC.
------------------------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                          (a)[ ]
                                                                                          (b)[ ]

------------------------------------------------------------------------------------------------
 3.     SEC USE ONLY


------------------------------------------------------------------------------------------------
 4.     SOURCES OF FUNDS

        WC
------------------------------------------------------------------------------------------------
 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                             [ ]

------------------------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
------------------------------------------------------------------------------------------------
                      7.     SOLE VOTING POWER
    NUMBER OF
      UNITS
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING
   PERSON WITH
                    ----------------------------------------------------------------------------
                      8.     SHARED VOTING POWER

                             21,768,921
                    ----------------------------------------------------------------------------
                      9.     SOLE DISPOSITIVE POWER


                    ----------------------------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER

                             21,768,921
------------------------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        21,768,921
------------------------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                             [ ]

------------------------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        48.4%
------------------------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
        CO
================================================================================================

-------------------                                                                             --------
CUSIP No. 978149102                               13D                                           Page   3

==========================================================================================================
 1.     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        HEARST MAGAZINES PROPERTY, INC.
----------------------------------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                   (a)[ ]
                                                                                                   (b)[ ]
----------------------------------------------------------------------------------------------------------
 3.     SEC USE ONLY


----------------------------------------------------------------------------------------------------------
 4.     SOURCES OF FUNDS

        WC
----------------------------------------------------------------------------------------------------------
 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                      [ ]

----------------------------------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
----------------------------------------------------------------------------------------------------------
                      7.     SOLE VOTING POWER
    NUMBER OF
      UNITS
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING
   PERSON WITH
                    --------------------------------------------------------------------------------------
                      8.     SHARED VOTING POWER

                             21,768,921
                    --------------------------------------------------------------------------------------
                      9.     SOLE DISPOSITIVE POWER


                    --------------------------------------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER

                             21,768,921
----------------------------------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        21,768,921
----------------------------------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                      [ ]

----------------------------------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        48.4%
----------------------------------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
        CO
==========================================================================================================

-------------------                                                                                --------
CUSIP No. 978149102                                    13D                                         Page   4

============================================================================================================
 1.     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        HEARST HOLDINGS, INC.
------------------------------------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                   (a)[ ]
                                                                                                   (b)[ ]
------------------------------------------------------------------------------------------------------------
 3.     SEC USE ONLY


------------------------------------------------------------------------------------------------------------
 4.     SOURCES OF FUNDS

        WC
------------------------------------------------------------------------------------------------------------
 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                      [ ]

------------------------------------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
------------------------------------------------------------------------------------------------------------
                      7.     SOLE VOTING POWER
    NUMBER OF
      UNITS
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING
   PERSON WITH
                    ----------------------------------------------------------------------------------------
                      8.     SHARED VOTING POWER

                             21,768,921
                    ----------------------------------------------------------------------------------------
                      9.     SOLE DISPOSITIVE POWER


                    ----------------------------------------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER

                             21,768,921
------------------------------------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        21,768,921
------------------------------------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                      [ ]

------------------------------------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        48.4%
------------------------------------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
        CO
============================================================================================================

-------------------                                                                                 --------
CUSIP No. 978149102                            13D                                                  Page   5

============================================================================================================
 1.     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        THE HEARST CORPORATION
------------------------------------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                   (a)[ ]
                                                                                                   (b)[ ]
------------------------------------------------------------------------------------------------------------
 3.     SEC USE ONLY


------------------------------------------------------------------------------------------------------------
 4.     SOURCES OF FUNDS

        WC
------------------------------------------------------------------------------------------------------------
 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                      [ ]

------------------------------------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
------------------------------------------------------------------------------------------------------------
                      7.     SOLE VOTING POWER
    NUMBER OF
      UNITS
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING
   PERSON WITH
                    ----------------------------------------------------------------------------------------
                      8.     SHARED VOTING POWER

                             21,768,921
                    ----------------------------------------------------------------------------------------
                      9.     SOLE DISPOSITIVE POWER


                    ----------------------------------------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER

                             21,768,921
------------------------------------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        21,768,921
------------------------------------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                      [ ]

------------------------------------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        48.4%
------------------------------------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
        CO
============================================================================================================

-------------------                                                                                --------
CUSIP No. 978149102                             13D                                                Page   6

============================================================================================================
 1.     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        THE HEARST FAMILY TRUST
------------------------------------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                   (a)[ ]
                                                                                                   (b)[ ]
------------------------------------------------------------------------------------------------------------
 3.     SEC USE ONLY


------------------------------------------------------------------------------------------------------------
 4.     SOURCES OF FUNDS

        WC
------------------------------------------------------------------------------------------------------------
 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                      [ ]

------------------------------------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA
------------------------------------------------------------------------------------------------------------
                      7.     SOLE VOTING POWER
    NUMBER OF
      UNITS
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING
   PERSON WITH
                    ----------------------------------------------------------------------------------------
                      8.     SHARED VOTING POWER

                             21,768,921
                    ----------------------------------------------------------------------------------------
                      9.     SOLE DISPOSITIVE POWER


                    ----------------------------------------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER

                             21,768,921
------------------------------------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        21,768,921
------------------------------------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                      [ ]

------------------------------------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        48.4%
------------------------------------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
        OO (testamentary trust)
============================================================================================================

ITEM 1           SECURITY AND ISSUER

     This Statement on Schedule 13D relates to the shares of common stock, $.001 par value per share, of Women.com Networks, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1820 Gateway Drive, Suite 100, San Mateo, California 94404.

ITEM 2           IDENTITY AND BACKGROUND

     (a) - (c)      This Schedule 13D is being filed jointly by Hearst
Communications, Inc., a Delaware corporation ("Hearst Communications"), Hearst Magazines Property, Inc., a Delaware corporation ("Hearst Magazines"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings"), The Hearst Corporation, a Delaware corporation ("Hearst") and The Hearst Family Trust, a testamentary trust (the "Trust" and together with Hearst Communications, Hearst Magazines, Hearst Holdings and Hearst, the "Reporting Persons").

    Hearst, and its various subsidiaries, is one of the world's largest diversified communications companies, with interests in newspaper, magazine, television and radio broadcasting, cable network programming, newspaper features distribution, television production and distribution, and new media activities. All of Hearst's issued and outstanding common stock is owned by the Trust. The location of Hearst's principal offices and the address of the Office of the Trust is 888 7th Avenue, New York, New York 10106.

     Hearst Holdings is a Delaware corporation and a wholly-owned subsidiary of Hearst. The principal executive offices of Hearst Holdings are located at 959 Eighth Avenue, New York, New York 10019.

     Hearst Magazines is a Delaware corporation and a wholly-owned subsidiary of Hearst Holdings. The principal executive offices of Hearst Magazines are located at 2 Greenwich Plaza, Greenwich, Connecticut 06830.

     Hearst Communications is a Delaware corporation and a subsidiary of Hearst Magazines. The principal executive offices of Hearst Communications are located at 959 Eighth Avenue, New York, NY 10019.

     Schedule I hereto sets forth the name, business address, present principal occupation or employment of each of the directors and executive officers of Hearst, Hearst Holdings, Hearst Magazines, Hearst Communications and the Trustees of the Trust and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (d) - (e)      During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Schedule I hereto sets forth the citizenship of each of the directors and executive officers of Hearst, Hearst Holdings, Hearst Magazines, Hearst Communications and the trustees of the Trust.

ITEM 3           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Hearst Communications acquired 18,825,171 of its shares of the Issuer's common stock in a merger of Women.com Networks (a predecessor of the Issuer) with and into Hearst HomeArts, Inc., a subsidiary of Hearst Communications. This merger is described in more detail in Item 4 below. The aggregate amount of funds used by Hearst Communications to purchase the remaining 2,943,750 shares of the Issuer's common stock was $29,437,500. Hearst Communications has used its working capital to make those purchases.

ITEM 4           PURPOSE OF THE TRANSACTION

On October 20, 1999, concurrently with the Issuer's initial public offering, Hearst Communications acquired 1,250,000 shares of the Issuer's common stock in a private placement. On that same date, Hearst Communications acquired 125,000 shares of the Issuer's common stock pursuant to anti-dilution provisions. On October 27, 1999 Hearst Communications acquired an additional 318,750 shares of the Issuer's common stock at $10.00 per share pursuant to an option which Hearst Communications had to purchase additional shares if the underwriters of the Issuer's initial public offering elected to exercise their over allotment option. The purpose of all of these transactions was to maintain Hearst Communications' percentage ownership interest in the Issuer.


On January 27, 1999, Hearst Communications and Women.com Networks formed a limited liability company, Women.com Networks LLC, as the vehicle through which they would jointly own the HomeArts and AstroNet business units of Hearst Communications and substantially all of the assets and liabilities of Women.com Networks. The LLC was approximately 50% owned by each of Hearst Communications and Women.com Networks. Hearst Communications held its interest in the LLC indirectly through its subsidiary, Hearst HomeArts, Inc. In August 1999, Women.com Networks was merged into Hearst HomeArts, Inc. and the LLC was dissolved. Hearst HomeArts, Inc. was the surviving entity and was renamed Women.com Networks, Inc., the Issuer of the Securities. In the merger, Hearst Communications' interest in Hearst HomeArts, Inc. was converted into 18,825,171 shares of the Issuer's common stock.

In September 1999, Hearst Communications acquired an additional 1,250,000 shares of the Issuer's common stock in a private placement at $10.00 per share.

Pursuant to outstanding convertible notes held by former security holders of Astronet, Inc., Hearst Communications is obligated to deliver up to approximately 500,000 of its shares of common stock of the Issuer to the noteholders upon conversion of the notes. Notes convertible into approximately 400,000 shares became convertible as a result of the Issuer's initial public offering; notes convertible into the remaining shares become convertible as of December 23, 1999.

Hearst Communications and the Issuer are parties to a Magazine Content License and Hosting Agreement relating to 10 of Hearst's magazine titles. Under this agreement, Hearst will, among other things, license the Issuer to reproduce and distribute content from the 10 magazines on a non-exclusive basis and provide promotion for the Issuer in Hearst magazines; the Issuer will, among other things, provide hosting for several Hearst magazine web sites. This agreement has an initial term of six years and provides for three automatic renewal terms of six years each, assuming that the parties agree on the royalties or commissions to be paid during the renewal periods.

There are currently five members of the Issuer's Board of Directors who hold positions with Hearst, one of its divisions or one of its magazines:

                 James Asher            -   Vice President and Chief Legal and Development
                                            Officer of Hearst

                 Cathleen Black         -   President of Hearst Magazines Division, a division of
                                            Hearst Communications, and Vice President of Hearst

                 Nancy Lindemeyer       -   Editor-in-Chief of Victoria, a magazine owned by
                                            Hearst Communications

                 Mark Miller            -   Executive Vice President of Hearst Magazines
                                            Division, a division of Hearst Communications, Vice
                                            President of Hearst and a Trustee of the Trust

                 Alfred Sikes           -   President of Hearst Interactive Media Division, a
                                            division of Hearst Communications and Vice President
                                            of Hearst


ITEM 5           INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b)        As of October 20, 1999, the Reporting Persons own
21,768,921 shares of common stock of the Issuer (the "Securities"). Pursuant to the definition of "beneficial owner" set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of Hearst Magazines, Hearst Holdings, Hearst and the Trust may be deemed to beneficially own the Securities. Hearst Magazines has the power to direct the voting and disposition of the Securities as the controlling shareholder of Hearst Communications. Hearst Holdings has the power to direct the voting and disposition of the Securities as the sole stockholder of Hearst Magazines. The Trust and Hearst have the power to direct the voting and disposition of the Securities as the direct or indirect sole stockholders of Hearst and Hearst Holdings, respectively. Accordingly, for purposes of this Statement: (i) Heart Communications is reporting that it shares the power to direct the voting and disposition of the total of 21,768,921 shares of Common Stock beneficially owned by it and (ii) Hearst Magazines, Hearst Holdings, Hearst and the Trust are reporting that they share the power to direct the voting and disposition of the 21,768,921 shares of Common Stock beneficially owned by Hearst Communications, representing approximately 48.4% of the as adjusted shares of Common Stock outstanding.

         (c) On September 7, 1999, Hearst Communications acquired 1,250,000 shares of the Issuer's common stock in a private placement at $10.00 per share. On October 20, 1999, concurrently with the Issuer's initial public offering, Hearst Communications purchased 1,250,000 shares of the Issuer's common stock in a private placement at $10.00 per share. On that same date, Hearst Communications also acquired 125,000 shares of the Issuer's common stock pursuant to antidilution provisions at $10.00 per share. On October 27, 1999, Hearst Communications acquired 318,750 shares of the Issuer's common stock at $10.00 per share pursuant to an option which Hearst Communications had to buy those shares if the underwriters of the issuer's initial public offering exercised their over allotment option.

         (d) To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

         (e)     Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7           MATERIAL TO BE FILED AS EXHIBITS

                 Exhibit 7.1 Joint Filing Agreement, dated October 29, 1999, between Hearst Communications, Inc., Hearst Magazines Property, Inc., Hearst Holdings, Inc., The Hearst Corporation and The Hearst Family Trust relating to the filing of a joint statement on Schedule 13D.

                 Exhibit 7.2      Stock Purchase Agreement by and between
                                  Women.com Networks, Inc.,   a Delaware
                                  corporation, and Hearst Communications, Inc., dated October 7, 1999.

                                   SCHEDULE I

         Set forth below is the name and the present principal occupation or employment of each director and executive officer of Hearst Communications, Hearst Magazines, Hearst Holdings and Hearst. Trustees of the Trust are identified by an asterisk. Unless otherwise indicated, the principal business address of each person listed below is at such person's principal place of employment. The location of the principal offices of Hearst and the address of the Office of the Trust is 888 7th Avenue, New York, New York 10106. The principal executive offices of Hearst Holdings are located at 959 Eighth Avenue, New York, New York 10019. The principal executive offices of Hearst Magazines are located at 2 Greenwich Plaza, Greenwich, Connecticut 06830. The principal executive offices of Hearst Communications, are located at 959 Eighth Avenue, New York, New York 10019. Unless otherwise indicated, all persons identified below are United States citizens.

NAME                                          PRESENT OFFICE/PRINCIPAL
----                                          ------------------------
                                              OCCUPATION OR EMPLOYMENT
                                              ------------------------
Hearst Communications
---------------------

George R. Hearst, Jr.*                        Chairman of the Board; Chairman of Executive Committee;
                                              Director

Frank A. Bennack, Jr.*                        President; Chief Executive Officer; Director

Victor F. Ganzi*                              Executive Vice President; Chief Operating Officer;
                                              Director

James M. Asher                                Vice President; Chief Legal and Development Officer

David J. Barrett                              Director

Cathleen P. Black                             Vice President; President, Hearst Magazines Division; Director

Millicent H. Boudjakdji*                      Director

John G. Conomikes*                            Vice President; Director

Richard E. Deems* (1)                         Director

Ronald J. Doerfler                            Vice President; Chief Financial Officer; Treasurer

Austin Hearst (2)                             Director

John R. Hearst, Jr.*                          Director

Randolph A. Hearst*                           Director

William R. Hearst, III* (3)                   Director

Thomas J. Hughes                              Vice President

George Irish                                  Vice President; President, Hearst Newspapers Division; Director

Raymond E. Joslin                             Vice President; President, Hearst Entertainment and Syndication
                                              Group Administrative Division; Director

Jodie W. King                                 Vice President; Secretary

Harvey L. Lipton* (1)                         Director

Richard P. Malloch                            Vice President; President, Hearst Business Media Group
                                              Administrative Division

Terence G. Mansfield (4)(5)                   Director

Gilbert C. Maurer*                            Director

Mark F. Miller*                               Vice President; Executive Vice President, Hearst Magazines
                                              Division; Director

Bruce L. Paisner (2)                          Vice President

Raymond J. Petersen*                          Director

Virginia Hearst Randt                         Director

Debra Shriver                                 Vice President

Alfred C. Sikes                               Vice President; President, Hearst Interactive Media Division

Jonathan E. Thackeray                         Vice President


Hearst Magazines
----------------

Frank A. Bennack, Jr.*                        Director

Victor F. Ganzi*                              Director

George J. Green                               President; Treasurer

Jodie W. King                                 Vice President; Secretary

John A. Rohan, Jr.                            Vice President


Hearst
------

George R. Hearst, Jr.*                        Chairman of the Board; Chairman of Executive Committee;
                                              Director

Frank A. Bennack, Jr.*                        President; Chief Executive Officer; Director

Victor F. Ganzi*                              Executive Vice President; Chief Operating Officer;
                                              Director

James M. Asher                                Vice President; Chief Legal and Development Officer

David J. Barrett                              Director

Cathleen P. Black                             Vice President; Director

Millicent H. Boudjakdji*                      Director

John G. Conomikes*                            Vice President; Director

Richard E. Deems* (1)                         Director

Ronald J. Doerfler                            Vice President; Chief Financial Officer; Treasurer

Austin Hearst (2)                             Director

John R. Hearst, Jr.*                          Director

Randolph A. Hearst*                           Director

William R. Hearst, III (3) *                  Director

Thomas J. Hughes                              Vice President

George B. Irish                               Vice President; Director

Raymond E. Joslin                             Vice President; Director

Jodie W. King                                 Vice President; Secretary

Harvey L. Lipton* (1)                         Director

Richard P. Malloch                            Vice President

Terence G. Mansfield (4)(5)                   Director

Gilbert C. Maurer*                            Director

Mark F. Miller*                               Director

Bruce L. Paisner (2)                          Vice President

Raymond J. Petersen*                          Director

Virginia Hearst Randt                         Director

Debra Shriver                                 Vice President

Alfred C. Sikes                               Vice President

Jonathan E. Thackeray                         Vice President


Hearst Holdings
---------------

George R. Hearst, Jr.*                        Chairman of the Board; Chairman of Executive Committee;
                                              Director

Frank A. Bennack, Jr.*                        President; Chief Executive Officer; Director

Victor F. Ganzi*                              Executive Vice President; Chief Operating Officer;
                                              Director

James M. Asher                                Vice President; Chief Legal and Development Officer

David J. Barrett                              Director

Cathleen P. Black                             Vice President; Director

Millicent H. Boudjakdji*                      Director

John G. Conomikes*                            Vice President; Director

Richard E. Deems* (1)                         Director

Ronald J. Doerfler                            Vice President; Chief Financial Officer; Treasurer

Austin Hearst (2)                             Director

John R. Hearst, Jr.*                          Director

Randolph A. Hearst*                           Director

William R. Hearst, III (3)*                   Director

Thomas J. Hughes                              Vice President

George B. Irish                               Vice President; Director

Raymond E. Joslin                             Vice President; Director

Jodie W. King                                 Vice President; Secretary

Harvey L. Lipton* (1)                         Director

Richard P. Malloch                            Vice President

Terence G. Mansfield (4)(5)                   Director

Gilbert C. Maurer*                            Director

Mark F. Miller*                               Director

Bruce L. Paisner (2)                          Vice President

Raymond J. Petersen*                          Director

Virginia Hearst Randt                         Director

Debra Shriver                                 Vice President

Alfred C. Sikes                               Vice President

Jonathan E. Thackeray                         Vice President

----------------------------------
(1)      Self-employed or retired

(2)      235 E. 45th Street
         New York, NY 10017

(3)      2750 Sand Hill Road
         Menlo Park, CA 94025

(4)      U.K. Citizen

(5)      National Magazine House
         72 Broadwick Street
         London, England NIV 2BP

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 29, 1999


                                             HEARST COMMUNICATIONS, INC.



                                             By: /s/ Jodie W. King
                                                -----------------------------
                                                 Name:  Jodie W. King
                                                 Title: Vice President

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 29, 1999



                                             HEARST MAGAZINES PROPERTY, INC.



                                             By: /s/ Jodie W. King
                                                -----------------------------
                                                 Name:  Jodie W. King
                                                 Title: Vice President

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 29, 1999


                                             HEARST HOLDINGS, INC.


                                             By: /s/ Jodie W. King
                                                -----------------------------
                                                 Name:  Jodie W. King
                                                 Title: Vice President

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 29, 1999


                                             THE HEARST CORPORATION



                                             By: /s/ Jodie W. King
                                                -----------------------------
                                                 Name:  Jodie W. King
                                                 Title: Vice President

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 29, 1999


                                             THE HEARST FAMILY TRUST



                                             By: /s/ Richard E. Deems
                                                -----------------------------
                                                 Name:  Richard E. Deems
                                                 Title: Trustee